SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
PUBLICLY-HELD COMPANY
C.N.P.J. nº 06.164.253/0001 -87

NOTICE TO THE SHAREHOLDERS

In accordance with Instruction n° 358/02 of the Brazilian Securities Commission, Gol Linhas Aéreas Inteligentes S.A. informs its Shareholders and the public in general that its Board of Directors, in the meeting held on March 20, 2009, approved the Company’s capital increase from R$ 1,363,945,806.91 to R$ 1,567,476,838.51, in the limit of its authorized capital, as per Article 6 of the Company’s By-Laws, by means of the issuance of common and preferred shares. The capital increase aims to strengthen the Company’s capital structure and equity, its growth plans and goals for both the short and long term, as well as the performance of other investments for the creation of value for its shareholders. 1. Total Amount of the Issuance: R$ 203,531,031.60 allocated to the Company’s capital. 2. Issued Shares: 26,093,722, shares, comprising 6,606,366 common shares and 19,487,356 preferred shares, adjusted to the respective proportions of the Company’s capital. The holders of common shares will be entitled to subscribe for common shares representing 6,410270814% of the common shares already held by them and for preferred shares representing 6,859376169% of the common shares already held by them. The holders of preferred shares will be entitled to subscribe for preferred shares representing 12,999646983% of the preferred shares already held by them. 3. Characteristics of the Shares: common and preferred nominative shares, without par value, identical to those already outstanding. Each common share is entitled to one vote in the Shareholders’ Meetings. The preferred shares have the following rights: (a) priority in the capital refund, without premium; and (b) the right to be included in a public offering arising from the sale of corporate control, for the same price paid per share of the block of control, in addition to being guaranteed the right to dividends at least equal to that of the common shares. 4. Issuance and Subscription Price: the issuance price is R$ 7.80 per common and preferred share. 5. Justification of the Issuance Price: the issuance price was fixed based on the quotation of the shares in the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), on March 20, 2009, verified after the closing of the trading session, in accordance with Article 170, Paragraph 1, Item III of the Law No.

The securities referred to in this shareholder notice have not been and will not be registered under the U.S. Securities Act of 1933, as amended (Securities Act), and may not be offered or sold in the United States absent registration or an applicable exemption from registration. This notice is not an offer, or invitation, or solicitation of an offer, to holders of our preferred shares or ADRs in the United States or to U.S. persons (each as defined in Regulation S under the Securities Act) to exercise the preemptive rights described in this shareholder notice or to subscribe for or purchase any of our preferred shares or ADRs referred to in this shareholder notice.

6,404/76. 6. Payment Conditions: on demand, in Brazilian currency, on the date of subscription. 7. Term for the Exercise of the Pre-emptive Rights by the Shareholders: from March 24, 2009 until April 23, 2009. 8. Holders of American Depositary Receipts (“ADRs”): whereas the pre-emptive rights of holders of ADRs are not registered with the Securities and Exchange Commission (“SEC”), the depositary of the ADRs may sell such rights in Brazil, through the custodian agent. In the event the sale of the pre-emptive rights is carried out, the depositary will distribute the respective funds to the holders of ADRs. 9. Subscription Rights: the holders of shares on March 23, 2009, will have subscription rights. On or after March 24, 2009, the shares will be negotiated without the subscription rights. 10. Assignment of Rights: (a) the shareholders who intend to negotiate their subscription rights during the term set to exercise the pre-emptive rights shall request the document of assignment of rights issued by Banco Itaú S.A., in its capacity as the depositary financial institution of the shares issued by the Company or by the Custodian Entities (Stock Exchanges); (b) the Custodian Entities shall issue only one document of assignment of rights to each subscriber; (c) after the issuance of the document of assignment of rights, if the issuance of another document is necessary, it must be stated on the reverse side of the document of the assignment of rights with certification by the Notary Office; (d) copies of the document of assignment of rights will not be accepted; and (e) the Custodian Entities may subscribe shares in their names, as fiduciary owners, proportionally to the amount of shares under their custodian. 11. Non-Subscribed Shares: the remaining shares will be divided proportionally among the shareholders who have indicated their intention to subscribe for remaining shares. After the shares are divided in this first round, if there are still remaining shares, additional rounds for the division of remaining shares can be carried out. After the additional rounds, if there are still remaining shares, such shares will be sold to the market in BM&FBOVESPA. 12. Dividends: The common and preferred shares issued are identical to those common and preferred shares already outstanding and will have the right to receive any dividends and interest based on the Company’s capital declared since the date of the homologation of the capital increase. 13. Branch Offices: (i) the shareholders that intend to exercise their respective pre-emptive rights, during the subscription period, shall go to any branch office of Banco Itaú S.A., preferably the branch offices listed below, which specializes in assisting shareholders, during operation hours from Monday to Friday; and (ii) the shareholders who have indicated their intention to subscribe for

The securities referred to in this shareholder notice have not been and will not be registered under the U.S. Securities Act of 1933, as amended (Securities Act), and may not be offered or sold in the United States absent registration or an applicable exemption from registration. This notice is not an offer, or invitation, or solicitation of an offer, to holders of our preferred shares or ADRs in the United States or to U.S. persons (each as defined in Regulation S under the Securities Act) to exercise the preemptive rights described in this shareholder notice or to subscribe for or purchase any of our preferred shares or ADRs referred to in this shareholder notice.

remaining shares shall go only to the specialized branches listed below, from April 29 to May 04, 2009: São Paulo - Rua Boa Vista, 176, 1º Subsolo; Rio de Janeiro - Rua Sete de Setembro, 99, Subsolo; Belo Horizonte - Av. João Pinheiro, 195, Térreo; Porto Alegre - Rua Sete de Setembro, 746, Térreo; Curitiba - Rua João Negrão, 65, Sobreloja; Salvador - Av. Estados Unidos, 50, 2º andar – Edifício Sesquicentenário; Brasília - SCS Quadra 3 – Edifício D’Angela, 30, Bloco A, Sobreloja. In both cases the shareholders may subscribe shares through its custodian agents. São Paulo, March 23, 2009. Leonardo Pereira - Chief Financial Officer and Investor Relations Officer.

The securities referred to in this shareholder notice have not been and will not be registered under the U.S. Securities Act of 1933, as amended (Securities Act), and may not be offered or sold in the United States absent registration or an applicable exemption from registration. This notice is not an offer, or invitation, or solicitation of an offer, to holders of our preferred shares or ADRs in the United States or to U.S. persons (each as defined in Regulation S under the Securities Act) to exercise the preemptive rights described in this shareholder notice or to subscribe for or purchase any of our preferred shares or ADRs referred to in this shareholder notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.